MEMORANDUM
TO:	Ellen J. Sazzman U. S. Securities and Exchange Commission
FROM:	Susan S. Rhee Senior Vice President & General Counsel
DATE:	March 2, 2010
SUBJECT:	Response to Comments to Form N-1A for JNL Series Trust (“Trust”) File Nos: 33-87244 and 811-8894

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff”, as appropriate) comments received via telephone on March 1, 2010 to the Trust’s 485APOS filing on Form N1-A.

The comments are repeated below in italics, with responses immediately following. We have also included the revised pages from the prospectus, as applicable.

1.	In the section entitled “Expenses,” please use the disclosure as outlined in Form N-1A under Item 3.

Response:   The Registrant has modified the paragraph entitled “Expenses” as demonstrated below.  The Registrant has provided disclosures for Non-Feeder Funds and Feeder Funds, respectively.

Non-Feeder Funds:

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

The expenses do not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable and the total expenses would be higher if they were included.

Feeder Funds:

This table describes the fees and expenses that you may pay if you buy and hold shares of the Feeder Fund.

The expenses do not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable and the total expenses would be higher if they were included.

2.	In the section entitled “Performance,” please use the disclosure as outlined in Form N-1A under Item 3.

Response:    The Registrant has modified the paragraph entitled “Performance” as demonstrated below.  The Registrant has provided disclosures for Non-Feeder Funds and Feeder Funds, respectively.  The Registrant has stricken out the language “(before and after taxes)”, because the funds of the JNL Series Trust are insurance dedicated funds.

Non-Feeder Funds:

The Fund will commence investment operations on or about the date of this prospectus.  Therefore, performance information has not been presented for the Fund.

Performance for the Fund will be available in the prospectus in the future.

The information provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for 1, 5, and 10 years compare with those of a broad measure of market performance.  The Fund’s past performance ~~(before and after taxes)~~ is not necessarily an indication of how the Fund will perform in the future.

Feeder Funds:

The Feeder Fund will commence investment operations on or about the date of this prospectus.  Therefore, performance information has not been presented for the Feeder Fund.

Performance for the Feeder Fund will be available in the prospectus in the future.

The information provides some indication of the risks of investing in the Master Fund by showing changes in the Master Fund’s performance from year to year and by showing how the Master Fund’s average annual returns for 1, 5, and 10 years compare with those of a broad measure of market performance.  The Master Fund’s past performance ~~(before and after taxes)~~ is not necessarily an indication of how the Master Fund will perform in the future.

3.	In the section entitled “Performance,” please remove all primary benchmark definitions, as applicable.

Response:    The Registrant has removed all primary benchmark definitions.

4.
As to feeder funds (e.g., American Funds Blue Chip Income and Growth Fund), please make the following changes to the footnotes and information that follow the table(s) entitled “Annual Fund Operating Expenses.”

a.	Footnote 1 – please delete the second and third sentence. These sentences do not belong in the summary fund description.
b.	Footnote 2 – please delete footnote 2 in its entirety. This information does not belong in the summary fund description.
c.	Footnote 3 – please renumber to footnote 2.
d.	Last paragraph following table – please remove this paragraph as this information does not belong in the summary fund description.
e.	Please review the “Annual Fund Operating Expenses” table for all funds to confirm that the footnotes do not contain any information not allowed by the Form N-1A.

Response:    This change has been made to each feeder fund description.  The Registrant has also reviewed the footnotes to the “Annual Fund Operating Expenses” table to confirm that all information contained in those footnotes is permitted by Form N-1A.

5.	Please confirm that language that is responsive to Item 8 has been included in the prospectus for each fund individually or the Trust as a whole.

Response:    The Registrant has included the statement below as required by General Instruction 3(c)(iii) of Form N-1A at the end of each summary fund description and has included the required statements in the section entitled “Information About Purchasing the Funds.”

For important information about purchase and sale of fund shares, tax information, and financial intermediary compensation, please turn to “Information About Purchasing the Funds” on page ____.

6.	Please insert the word “Summary” before “Prospectus May 1, 2010” in each summary prospectus fund disclosure.

Response:   We have added the word “Summary” before the text in the upper right corner of each summary prospectus fund description.

As we discussed, we will include the agreed upon changes in the Trust’s upcoming 485BPOS filing.

It is the Trust’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336.  Thank you for your prompt attention to this matter.

cc:           File

1 Corporate Way   Lansing, MI  48951   Phone: (517) 367-4336   Fax: (517) 706-5517   Toll Free: (800) 565-9044  email: susan.rhee@jackson.com

Summary Overview Of Each Fund

Summary Prospectus May 1, 2010

JNL/American Funds Blue Chip Income and Growth Fund
Class A and B

The shares of the JNL/American Funds Blue Chip Income and Growth Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Investment Objective.  The JNL/American Funds Blue Chip Income and Growth Fund seeks both income and capital appreciation through exclusive investment in the shares of the Blue Chip Income and Growth Fund (“Master Blue Chip Income and Growth Fund” or “Master Fund”), a series of the American Funds Insurance Series.

Expenses.   This table describes the fees and expenses that you may pay if you buy and hold shares of the Feeder Fund.

The expenses do not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable and the total expenses would be higher if they were included.

Shareholder Fees
(fees paid directly from your investment)
None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class A1
Management/Administrative Fee	1.28%
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses*	0.02%
Total Annual Fund Operating Expenses	1.55%
Less waiver/reimbursement 2	0.45%
Total Annual Net Expenses	1.10%

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class B1
Management/Administrative Fee	1.28%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses*	0.02%
Total Annual Fund Operating Expenses	1.30%
Less waiver/reimbursement 2	0.45%
Total Annual Net Expenses	0.85%

*	“Other Expenses” are based on estimated amounts for the current fiscal year.
1	The fee table and the example reflect the expenses of both the Feeder Fund and the Master Fund.
2
JNAM has entered into a contractual agreement with the Feeder Fund under which it will waive a portion (currently 0.45%) of its advisory fee for such time as the Fund is operated as a Feeder Fund, because during that time it will not be providing the portfolio management portion of the advisory and management services. This fee waiver will continue as long as the Feeder Fund is part of a master-feeder fund structure, but in any case for at least one year from the date of this Prospectus, unless the Board of Trustees approves a change in or elimination of the waiver.

Expense Example. (1) This example is intended to help you compare the cost of investing in the Feeder Fund with the cost of investing in other mutual funds.  Also, this example does not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable, and the total expenses would be higher if they were included. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Feeder Fund operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Class A
1 year	3 years
$112	$445

Class B
1 year	3 years
$87	$368

(1) The example reflects the aggregate expenses of both the Feeder Fund and the Master Blue Chip Income and Growth Fund.

Portfolio Turnover (% of average value of portfolio).  The Master Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.
[to be updated by amendment]
Period	Class A
m/d/yy – m/d/yy	___%

Period	Class B
m/d/yy – m/d/yy	___%

Principal Investment Strategies.  The Feeder Fund seeks to achieve its goal by investing all of its assets in Class 1 shares of the Master Fund.

The Master Fund is designed for investors seeking both income and capital appreciation.

The Master Fund invests primarily in dividend-paying common stocks of larger, more established companies based in the United States with market capitalizations of $4 billion and above.

The Master Fund also will ordinarily invest at least 90% of its equity assets in the stock of companies whose debt securities are rated at least investment grade.

The Master Fund may invest up to 10% of its assets in equity securities of larger companies domiciled outside the United States, so long as they are listed or traded in the United States.

Principal Risks of Investing in the Fund.  An investment in the Feeder Fund is not guaranteed.  As with any mutual fund, the value of the Feeder Fund’s shares will change, and you could lose money by investing in the Fund.

•
Accounting risk – The Master Fund bases investment selections, in part, on information drawn from the financial statements of issuers. Financial statements may not be accurate and may reflect differing approaches, for example, of auditing and reporting standards, foreign and other jurisdictional requirements and affect the ability to identify appropriate investment opportunities.

•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks.  These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investment.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

Performance.   The Feeder Fund will commence investment operations on or about the date of this prospectus.  Therefore, performance information has not been presented for the Feeder Fund.

Performance for the Feeder Fund will be available in the prospectus in the future.

The information provides some indication of the risks of investing in the Master Blue Chip Income and Growth Fund by showing changes in the Master Blue Chip Income and Growth Fund’s performance from year to year and by showing how the Master Blue Chip Income and Growth Fund’s average annual returns for 1, 5, and 10 years compare with those of a broad measure of market performance.  The Master Blue Chip Income and Growth Fund’s past performance is not necessarily an indication of how the Master Blue Chip Income and Growth Fund will perform in the future.

Lipper Growth & Income Funds Index is an equally weighted index of funds that combine a growth-of-earnings orientation and an income requirement for level and/or rising dividends.

Master Blue Chip Income and Growth Fund
Annual Total Returns as of December 31 [to be updated by amendment]

[insert bar chart]

During the periods shown in the bar chart, the highest quarterly return was 28.86% (4th quarter, 1999) and the lowest quarterly return was -31.28% (4th quarter, 2008). [to be updated]

Master Blue Chip Income and Growth Fund Average Annual Total Returns as of December 31, 2009 [to be updated by amendment]
	1 year	5 years	10 years
Class 1%		%	%
Standard & Poor’s 500 Composite Index	%	%	%
Lipper Growth & Income Funds Index	%	%	%

Management.

Investment Adviser to the Feeder Fund:
Jackson National Asset Management, LLC

Currently, JNAM provides those services that are normally provided by a fund’s investment adviser with the exception of portfolio management.  See page __ for more information regarding management of the Feeder Fund.

Investment Adviser to the Master Fund:
Capital Research and Management CompanySM (“CRMC”)

Portfolio Managers:
Name:	Joined Management Team In:	Title:
James K. Dunton	2001	Senior Vice President, Capital Research Global InvestorsSM (“CRGI”)
C. Ross Sappenfield	2001	Senior Vice President, CRGI
Christopher D. Buchbinder	2007	Senior Vice President, CRGI
James B. Lovelace	2007	Senior Vice President, CRGI

For important information about purchase and sale of fund shares, tax information, and financial intermediary compensation, please turn to “Information About Purchasing the Funds” on page ____.